UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Inseego Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

45782B104
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,246,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,246,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,246,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 45782B104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,246,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,246,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,246,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45782B104	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,246,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,246,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,246,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45782B104	SCHEDULE 13D	Page 5 of 7
Item 1.  Security and Issuer.
This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D, dated August 4, 2016, as amended by Amendment No. 1 to the Schedule 13D, dated September 15, 2016 and Amendment No. 2 to the Schedule 13D, dated August 6, 2018 (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission by North Sound Management, Inc. (“NS Manager”), Brian Miller and North Sound Trading, LP (“NS Trading” and, together with NS Manager and Mr. Miller, the “Reporting Persons”) relating to the shares of common stock, par value $0.001 per share (“Common Stock”) of Inseego Corp., a Delaware corporation (the “Issuer”).
Item 3.  Source and Amount of Funds or Other Consideration.
The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Continental Stock Purchase

On December 19, 2018, NS Trading completed the purchase from Continental General Insurance Company of an aggregate of 1,721,070 shares of Common Stock of the Issuer at a price of $3.00 per share for an aggregate purchase price of $5,163,210.  The source of the purchase price for the shares of Common Stock was capital contributions from Mr. Miller.  No borrowed funds were used to purchase the Common Stock.
Item 5.  Interest in Securities of the Issuer.
The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)
The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 73,392,179 shares of Common Stock issued and outstanding as of November 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2018.  Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 9,246,570 shares of Common Stock, constituting approximately 12.6% of the outstanding shares of Common Stock.  In addition, Mr. Miller directly owns 42,521 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding, subject to vesting over a three-year period, with one-third vesting on each anniversary of October 25, 2018, the grant date, through the third anniversary of the grant date.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

CUSIP No. 45782B104	SCHEDULE 13D	Page 6 of 7

(b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 9,246,570 shares of Common Stock beneficially owned by the Reporting Persons.

(c) Except as previously disclosed on this Schedule 13D or for the transactions described herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e) Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 20, 2018, among North Sound Management, Inc., North Sound Trading LP and Brian Miller.
Exhibit 2*
Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3*	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).
Exhibit 4*
Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5*
Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.5 to the Issuer’s Annual Report on Form 10-K, filed March 16, 2018).

Exhibit 6*	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Annual Report on Form 10-K, filed March 16, 2018).
* Previously filed.

CUSIP No. 45782B104	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2018

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND TRADING, LP

By:	North Sound Management, Inc., its general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller